SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777
Investor.relations@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE SECOND

QUARTER OF 2004

Heverlee, Belgium—July 29, 2004—ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its unaudited financial results for the second quarter ended June 30, 2004.

Revenues for the three months ended June 30, 2004 were € 27.3 million, representing an increase of approximately 30% over first quarter revenues of € 21.0 million, and an increase of 178% compared to the € 9.8 million reported for the second quarter of 2003. Income from operations for the second quarter of 2004 was € 9.6 million, 52% higher than the first quarter’s operating income of € 6.3 million and more than ten times higher than the € 0.9 million reported for the second quarter of 2003.

Net income was € 6.7 million, or 64 Eurocents per share, compared to net income of € 4.6 million, or 44 Eurocents per share, for the first quarter of 2004 and to net income of € 0.5 million, or 5 Eurocents per share, for the second quarter of 2003.

Revenues for the six months ending June 30, 2004 were € 48.3 million, over two and a half times higher than the € 19.1 million for the same period in 2003. Income from operations for the first six months of 2004 was € 15.9 million compared to € 1.4 million for the same period last year, an eleven-fold increase. Net income for the first six months of 2004 was € 11.3 million, or € 1.07 per share compared to net income of € 0.7 million, or 7 Eurocents per share, for the first six months of 2003.

“ICOS delivered an extremely strong second quarter, with revenue at the high end of the guidance range and the operating margin reaching 35%. We broke several records for quarterly sales, operating profit and net profit expressed in dollar terms, and came within striking distance of the highest operating and net margins in the company’s history. These results demonstrate the advantages of our flexible model, which is designed to maximize operating leverage, and showcase our continued flawless customer service” said Anton DeProft, ICOS’ President and Chief Executive Officer. “Strategically, we continued to expand our addressable market into high growth areas where our inspection technology adds value both through the introduction of solar cell inspection systems and the acquisition of the 2D wafer inspection business from Siemens A.G. We are especially excited about the outlook for our wafer inspection business, as we already received new customer orders since the closing date of the acquisition and we expect to produce the first revenue towards the end of this year, followed by a ramp up next year.”

“Looking ahead into the third quarter, we see some hesitation on the part of some of our customers along with mixed signals from industry sources about the direction of semiconductor capital spending. For this reason and relative to the extremely strong performance that we achieved during the second quarter, we expect revenue for the third quarter to either remain equal to or decrease by no more than 10% from our second quarter record sales level. Even at the low end of this range, ICOS would produce revenue growth of around 130% above the third quarter last year, and an operating margin between 30% and 35%. Regardless of near term market uncertainties, we also believe that we are well situated to continuously deliver growth that outpaces the market with our broadened product offering and stronger competitive position.”

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. ICOS believes it offers the most comprehensive line of 2D and 3D inspection solutions in its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the third quarter of 2004 and the balance of 2004, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	27,286	9,795	48,331	19,136
Cost of goods sold	10,482	4,229	19,113	8,425

Gross profit	16,804	5,566	29,218	10,711

Operating expenses:
Research & development	2,218	1,507	4,051	3,165
Selling, general & administrative	5,005	3,158	9,284	6,162
Total operating expenses	7,223	4,665	13,335	9,327

Income from operations	9,581	901	15,883	1,384

Other income (loss):
Interest income	26	37	59	77
Other income	41	41	76	85
Foreign currency exchange loss	(54)	(303)	(77)	(592)
Net other income (loss)	13	(225)	58	(430)

Net income before taxes	9,594	676	15,941	954

Income taxes	2,899	174	4,665	208

Net income	6,695	502	11,276	746

Basic earnings per share	0.64	0.05	1.07	0.07
Weighted average number of shares	10,512,557	10,507,810	10,510,184	10,507,810
Diluted earnings per shares	0.63	0.05	1.05	0.07
Diluted weighted average number of shares	10,709,213	10,507,810	10,708,388	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	31,457	29,530
Trade accounts receivable	23,159	13,079
Inventories	17,997	10,681
Prepaid expenses and other current assets	5,919	1,983

Total current assets	78,532	55,273

Net property and equipment	9,178	9,196
Intangible assets	6,129	—
Other assets	2,155	5,260

Total Assets	95,994	69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	9,399	4,308
Short term borrowings & current portion long term debt	386	647
Other current liabilities	13,329	4,905

Total current liabilities	23,114	9,860

Long term debt, excluding current portion	5,134	5,171
Other long-term liabilities	1,973	646

Total liabilities	30,221	15,677

STOCKHOLDERS’ EQUITY
Common stock	3,236	3,230
Additional paid-in-capital	22,383	22,317
Retained earnings	41,089	29,813
Accumulated other comprehensive loss	(935)	(1,308)

Total stockholders’ equity	65,773	54,052

Total liabilities and stockholders’ equity	95,994	69,729

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	6,695	502	11,276	746
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	155	256	295	443
Allowance for doubtful debts	89	0	56	0
Deferred tax expenses (benefit)	921	(79)	2,066	(236)
Loss (gain) on sale of property	1	0	1	0
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(3,677)	578	(9,672)	(1,251)
Decrease (increase) in inventories	(3,663)	307	(6,852)	834
Decrease (increase) in prepaid expenses and other current assets	(1,031)	50	(1,670)	550
Decrease (increase) in other assets	(1)	85	(434)	77
(Decrease) increase in trade accounts payable	1,617	(106)	4,528	2,485
(Decrease) increase in other current liabilities	5,969	49	8,269	141
(Decrease) increase in other long-term liabilities	286	(14)	509	42

Net cash provided by (used in) operating activities	7,361	1,628	8,372	3,831

Cash flows from investing activities
Additions to property and equipment	(123)	(72)	(175)	(252)
Payment for purchase of acquired intangible assets	(6,129)	0	(6,129)	0
Acquisition, net of cash received	0	0	(35)	0

Net cash used in investing activities	(6,252)	(72)	(6,339)	(252)

Cash flows from financing activities
Repayment of borrowings	(132)	(124)	(298)	(282)
Proceeds from issue of shares	72	0	72	0
Lease payments	0	(1)	0	(3)

Net cash provided by (used in) financing activities	(60)	(125)	(226)	(285)

Increase (decrease) in cash and cash equivalents	1,049	1,431	1,807	3,294
Impact of exchange rate movements on cash	(26)	(80)	120	(215)
Cash and cash equivalents at beginning of period	30,434	27,608	29,530	25,880

Cash and cash equivalents at end of period	31,457	28,959	31,457	28,959

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 29, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President